United States securities and exchange commission logo





                            June 29, 2022

       Jon Gloeckner
       Senior Vice President, Treasurer & Financial Reporting
       Impac Mortgage Holdings, Inc.
       19500 Jamboree Road
       Irvine, California 92612

                                                        Re: Impac Mortgage
Holdings, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 11,
2022
                                                            File No. 001-14100

       Dear Mr. Gloeckner:

               We have reviewed your June 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to a comment in our
       June 8, 2022 letter.

       Form 10-K filed March 11, 2022

       Item 7. Management discussion and analysis of financial condition and results of operations
       Non-GAAP financial measures, page 29

   1. We note your response where you indicate the fair value adjustments relate to long-term debt and net trust
assets which are components of your legacy long-term mortgage portfolio while you
were still a REIT and mortgage servicing rights, where you retain servicing periodically
and does not represent something you primarily focus on. Please clarify whether there
are other components related to such items that impact your
                                                        statement of operations
besides the changes in fair value. To the extent such components exist, please quantify
and describe such amounts and explain your rationale for not adjusting for these
items in arriving at your Non-GAAP measure.
 Jon Gloeckner
Impac Mortgage Holdings, Inc.
June 29, 2022
Page 2

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameJon Gloeckner                        Sincerely,
Comapany NameImpac Mortgage Holdings, Inc.
                                                       Division of Corporation
Finance
June 29, 2022 Page 2                                   Office of Real Estate &
Construction
FirstName LastName